SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 22, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

METSO SUPPLIES BOARD MAKING TECHNOLOGY TO NINE DRAGONS PAPER IN CHINA

(Helsinki, Finland, November 22, 2002) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply board making technology to Dong Guan Nine Dragons Paper Industries Company in China. The delivery will be a part of the company’s new board machine project in Dong Guan, Guandong province. The new machine is planned to start up in October 2003. The value of the order will not be disclosed.

Metso Paper’s delivery will include the forming section with four headboxes, a wire section, a reel, a winder and auxiliary products, including hydraulics and controls. The new machine will produce white lined chipboard and ivory board.

This is Dong Guan Nine Dragons Paper’s third board machine investment in the region since 1999. Metso Paper delivered the first two machines.

Nine Dragons Company is the largest supplier of containerboard materials in Asia. The production capacity of its Guangdong mill is presently more than one million tons per year. The company is a subsidiary of America Chung Nam, a U.S. corporation, which has operated in the Chinese paper market since the late 1980s.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Per Eiritz, President, Metso Paper / Board Making Lines, Karlstad, Sweden Tel. +46 54 17 14 94, mobile +46 70 517 14 94

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date November 22, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:
Sakari Tamminen	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation